Exhibit 99.1

JMU Limited Reports Unaudited Third Quarter of Fiscal Year 2019 Financial Results

SHANGHAI, Nov. 20, 2019 /PRNewswire/ – JMU Limited (the “Company” or “JMU”) (Nasdaq: JMU) today announced its unaudited financial results for the three months ended September 30, 2019.

Third Quarter of Fiscal Year 2019 Highlights

As a result of the Company’s divesture of the food supply chain business and its shift to blockchain business in July 2019,

•	Revenues were $580 thousand for the third quarter of fiscal year 2019.

•	Gross profit was $464 thousand for the third quarter of fiscal year 2019.

•	Income from operations for the third quarter of 2019 was $377 thousand.

Ms. Hua Zhou, Chairperson of the Board of Directors and Chief Executive Officer, commented, “As part of our on-going efforts to seek a new direction for the future development of our business, we have gradually geared our focus towards blockchain technology. Since the acquisition of our cryptocurrency solutions business in August, we are committed to expanding our blockchain business by both conducting internal research and development and acquiring companies with growth potential in the industry.”

“Our efforts are progressing rapidly as we get ready to launch our very first blockchain product, Mercurity, a provider of infrastructure and legal expertise for asset digitization. Going forward, we will continue to focus on the strategic deployment of our blockchain business and seek to benefit from the growing blockchain market over the long term,” Ms. Zhou concluded.

Development of Current Business

In the third quarter of 2019, the Company achieved substantial progress in the development of its first blockchain product, Mercurity, to provide infrastructure and legal services in connection with assets digitalization. As a connection between traditional finance and the blockchain world, Mercurity provides solutions for clients to tokenize their financial or physical assets and facilitate the digitization, listing and trading of such assets around the world. At the end of the third quarter of 2019, JMU has completed the test phase of Mercurity and is preparing for its official launch.

Third quarter of Fiscal Year 2019 Financial Performance

Revenues were $580 thousand in the third quarter of 2019 generated from the Company’s new blockchain business, compared to $28.7 million generated from the food supply chain business in the same period of last year.

Cost of revenues were $116 thousand in the third quarter of 2019 associated with the new blockchain business, compared to $28.3 million associated with the food supply chain business in the same period of last year.

Gross profit for the third quarter of 2019 was $464 thousand, compared to $401 thousand in the same period of last year. Gross margin was 80.0% in the third quarter of 2019 compared to 1.4% in the same period of last year.

Selling and marketing expenses in the third quarter of 2019 decreased to nil as the Company has not carried out substantial marketing for the new blockchain business. The Company expects its selling and marketing expenses to increase in line with the overall business growth. Selling and marketing expenses were $805 thousand in the same period of last year, which were incurred in connection with the food supply chain business.

General and administrative expenses in the third quarter of 2019 were $87 thousand that the Company incurred for the new blockchain business, compared to $995 thousand in the same period of last year, which were incurred in connection with the food supply chain business.

Income from operations in the third quarter of 2019 was $377 thousand generated from the blockchain business compared to a loss from operations of $1.4 million in the same period of last year, which was incurred by the food supply chain business.

Income before provision for income taxes in the third quarter of 2019 was $396 thousand compared to a net loss attributable to the Company of $1.7 million in the same period of last year.

Non-GAAP net income attributable to the Company, which excludes amortization of acquired intangible assets, impairment loss, share-based compensation, and related provision for income tax benefits, was $0.4 million in the third quarter of 2019 and non-GAAP net loss attributable to the Company was $1.5 million in the same period of last year. For the three months ended September 30, 2019 and 2018, the Company’s weighted average number of ordinary shares used in computing loss per ordinary share was 1,757,983,781 and 1,476,866,650, respectively.

As of September 30, 2019, the Company’s cash and cash equivalents were $159 thousand compared to $357 thousand as of December 31, 2018. Total shareholders’ equity as of September 30, 2019, was $7.8 million, compared to total shareholders’ deficit of $22.2 million as of December 31, 2018.

Non-GAAP Measures

To supplement the Company’s consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), the Company uses various non-GAAP financial measures that are adjusted from results based on U.S. GAAP to exclude amortization of acquired intangible assets, impairment of goodwill, share-based compensation and related provision for income tax benefits.

The non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the historical and current financial performance of the Company’s operations and prospects for the future. The non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP financial results. In addition, the Company’s calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

A limitation of using these non-GAAP financial measures is that amortization of acquired intangible assets, impairment of goodwill, share-based compensation and related provision for income tax benefits have been and may continue to be for the foreseeable future significant recurring expenses in the Company’s results of operations. The Company compensates for these limitations by providing reconciliations of non-GAAP financial measures to U.S. GAAP financial measures. Please see the reconciliation tables at the end of this earnings release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JMU’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JMU’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. JMU’s plan to enhance customer experience, upgrade infrastructure and increase service offerings might not be well received. JMU might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and JMU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Xingyan Gao

JMU Limited

ir@ccjmu.com

Tel: +86 (021) 6015-1166, ext. 8904

For more information about JMU Limited, please visit: http://ir.ccjmu.com.

JMU LIMITED
FORMERLY KNOWN AS WOWO LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(US dollars in thousands, except for number of shares and per share (or ADS) data)

	For the periods ended September 30
	2018	2019

Related parties	2,821	0
Third parties	25,832	580
Total Revenues	28,653	580
Cost of revenues	(28,252)	(116)
Gross profit	401	464

Operating expenses:
Selling and marketing	(805)	0
General and administrative	(995)	(87)
Impairment loss	0	-
Total operating expenses	(1,800)	(87)
Income (Loss) from operations	(1,399)	377
Interest income/(expense), net	(383)	0
Other income/(expense), net	11	19
Income (Loss) before provision for income taxes	(1,771)	396
Income tax benefits	51	0
Net income (loss)	(1,720)	396

Net loss per ordinary share
Basic	(0.001)	0.00
Diluted	(0.001)	0.00
Weighted average shares used in calculating net loss per ordinary share
Basic	1,476,866,650	1,757,983,781
Diluted	1,476,866,650	1,757,983,781

JMU LIMITED
FORMERLY KNOWN AS WOWO LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(US dollars in thousands)

	For the periods ended December 31
	2018	2019

Net income (loss)	(1,720)	396
Other comprehensive income/(loss)
Change in cumulative foreign currency translation adjustment	(847)	(125)
Comprehensive income/(loss)	(2,567)	271

JMU LIMITED
FORMERLY KNOWN AS WOWO LIMITED
CONSOLIDATED BALANCE SHEETS
(US dollars in thousands)

	December 31, 2018	September 30, 2019

ASSETS:
Current assets:
Cash and cash equivalents	357	159
Accounts receivable, net	176	510
Inventories	586	-
Prepaid expenses and other current assets, net	1,121	650
Amounts due from related parties	2,378	0
Total current assets	4,618	1,319
Non-current assets:
Property and equipment, net	406	0
Intangible assets	-	1,208
Investment	-	-
Goodwill	-	5,645
Deferred tax assets	-	-
Other non-current assets	-	-
Total non-current assets	406	6,853
TOTAL ASSETS	5,024	8,172
LIABILITIES AND SHAREHOLDER’S EQUITY :
Current liabilities:
Short-term bank borrowings	7,272	0
Accounts and notes payable	543	0
Accrued expenses and other current liabilities	6,917	336
Advance from customers	423	0
Amounts due to related parties	5,135	0
Total current liabilities	20,290	336
Non-current liabilities:
Other non-current liabilities	30	-
Deferred tax liabilities	-	-
Amount due to related parties	6,892	0
Total non-current liabilities	6,922	0
TOTAL LIABILITIES	27,212	336
Commitments and contingencies
Shareholders’equity:
Ordinary shares	15	21
Additional paid-in capital	634,016	646,069
Accumulated deficit	(637,143)	(638,253)
Accumulated other comprehensive loss	(19,076)	(1)
Total shareholders’ equity/(deficit)	(22,188)	7,836
TOTAL LIABILITIES AND SHAREHOLDERS’EQUITY	5,024	8,172

JMU LIMITED
Reconciliation of Non-GAAP financial measures
to comparable GAAP measures
(US dollars in thousands)

		For the periods ended September 30
		2018	2019

Income (loss) from operations		1399.00	(377.00)
Net income (loss) attributable to JMU Ltd.		1720.00	(396.00)

Amortization of acquired intangible assets	a	265.00	0.00
Provision for income tax (benefits)/expenses	b	(51.00)	0.00
Share-based compensation	c	39.00	0.00
Impairment loss	d	0.00	0.00

Non-GAAP income (loss) from operation (a)(c)(d)		1095.00	(377.00)
Non-GAAP net income (loss) attributable to JMU Ltd.(a)(b)(c)(d)		1467.00	(396.00)

Note:
(a)Adjustment to exclude amortization of acquired intangible assets
(b)Adjustment to exclude income tax (benefits)/expenses
(c)Adjustment to exclude share-based compensation
(d)Adjustment to exclude impairment loss